Mail Stop 3561

October 14, 2009

Mr. John D. Lane
Chief Executive Officer
Lane Co. # 3, Inc.
333 Sandy Springs Circle, Suite 230
Atlanta, GA 30328

Re: Form 8-K/A filed October 13, 2009
          File No. 000-51675

Dear Mr. Lane:

          We have completed our review of your Form 8-K and have no further
comments at this time.

                              Sincerely,

                              Raj Rajan
                              Senior Staff Accountant